UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2008


ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

First Marblehead Corporation

File No. 333-108531 - CF# 22029

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       First Marblehead Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 5, 2003.

       Based on representations by First Marblehead Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.24       through May 31, 2009

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Christian Windsor
Special Counsel